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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 22, 2007

Commission File Number 001-14956

BIOVAIL CORPORATION
(Translation of Registrant's name into English)

7150 Mississauga Road, Mississauga, Ontario, CANADA, L5N 8M5
(Address of principal executive office and zip code)

Registrant's telephone number, including area code: (905) 286-3000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐                        No ☒

Indicate by check mark whether by furnishing the information contained in this form the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

BIOVAIL CORPORATION

        This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-92229 and 333-138697) of Biovail Corporation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Biovail Corporation
Date: May 22, 2007	By:	/s/ KATHLEEN M. BROWN Kathleen M. Brown Vice President, Associate General Counsel and Chief Compliance Officer

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Attached to this form 6K find the following recent press releases:

  1.
  Biovail Acknowledges Receipt of Wells Notice — dated May 14, 2007, Biovail Corporation acknowledged that it had received a wells notice from the staff of the Securities and Exchange Commission (SEC);

  2.
  Biovail Acknowledges Wells Notices Received by Company Executives — dated May 15, 2007, Biovail acknowledged that two individuals, Chairman, Eugene Melnyk and Senior Vice President, Chief Financial Officer, Ken Howling had been informed by the staff of the SEC that they would be receiving wells notices. We also advised that two other individuals were also expected to be contacted by the staff of the SEC regarding Wells Notices. Their names and titles were not mentioned because at the time of the release they had not been contacted by the SEC staff, they are John Miszuk, Vice President, Controller and Assistant Secretary and former employee Brian Crombie who was most recently Senior Vice President, Strategic Development, but at the relevant time was Senior Vice President, Chief Financial Officer.

  3.
  Biovail Chairman Announces Retirement — dated May 16, 2007, Biovail Chairman, Eugene Melnyk announces his intention to retire effective June 30, 2007.

CONTACT: Nelson F. Isabel
Vice-President, Investor Relations
& Corporate Communications
(905) 286-3000

For Immediate Release:

BIOVAIL ACKNOWLEDGES RECEIPT OF WELLS NOTICE

TORONTO, Canada, May 14, 2007 — Biovail Corporation (NYSE, TSX: BVF) today acknowledged that the Company has received a "Wells Notice" from staff of the U.S. Securities and Exchange Commission (SEC) alleging violations of federal securities laws. The notice relates to the staff's investigation of Biovail's accounting and disclosure practices for the fiscal year 2003, and certain transactions associated with a corporate entity acquired by the Company in 2002, as previously disclosed.

These issues include whether the Company improperly recognized revenue and expenses for accounting purposes in relation to its financial statements in certain periods, disclosure related to those statements, and whether the Company provided misleading disclosure concerning the reasons for Biovail's forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003.

Under the Wells process established by the Commission, the Company has the opportunity to respond in writing to the "Wells Notice" before the staff makes a formal recommendation regarding what action, if any, should be brought against the Company by the Commission.

Biovail continues to cooperate with the SEC in connection with this matter.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company's Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

Source: Biovail Corporation

CONTACT: Nelson F. Isabel
Vice-President, Investor Relations
& Corporate Communications
(905) 286-3000

For Immediate Release:

BIOVAIL ACKNOWLEDGES WELLS NOTICES
RECEIVED BY COMPANY EXECUTIVES

TORONTO, Canada, May 15, 2007 — Biovail Corporation (NYSE, TSX: BVF) today acknowledged that, in addition to the previously disclosed "Wells Notice" received by the Company, two of its executives have been informed by the staff of the U.S. Securities and Exchange Commission (SEC) that they will receive "Wells Notices". The issues raised today by the staff of the SEC are similar to the issues raised in the Company's "Wells Notice", as detailed in Biovail's news release dated May 14, 2007, but vary between the individuals.

The individuals who have been contacted by SEC staff this evening are: Chairman Eugene Melnyk, and Kenneth Howling, Senior Vice-President and Chief Financial Officer. The Company understands that the SEC staff is also in the process of giving similar notification to a former financial officer of the Company and one other current Company executive.

As to Mr. Melnyk, the SEC staff also indicated its intention to recommend enforcement action with respect to trading and reporting ownership positions in Biovail securities. With regard to Mr. Howling, the staff's allegations relate to issues arising out of his former role with the Company in managing communications and investor relations.

Under the Wells process established by the SEC, the recipients have the opportunity to respond to the "Wells Notice" before the staff makes a formal recommendation regarding what action, if any, should be brought against the recipients by the Commission.

Biovail continues to co-operate with the SEC in connection with this matter.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company's Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

CONTACT: Nelson F. Isabel
Vice-President, Investor Relations
& Corporate Communications
(905) 286-3000

For Immediate Release:

BIOVAIL CHAIRMAN EUGENE MELNYK
ANNOUNCES RETIREMENT
Sets June 30, 2007 as Retirement Date —
20th Anniversary of Public Listing of Company;
Melnyk to Deliver Keynote Speech at AGM Today

TORONTO, Canada, May 16, 2007 — Biovail Corporation (NYSE, TSX: BVF) announced today that Chairman Eugene Melnyk informed the Board of Directors of Biovail last night that he will retire from the Company on June 30, 2007 — the 20th anniversary of publicly listing the Company on the Toronto Stock Exchange and becoming Chairman and Chief Executive Officer.

Mr. Melnyk told the Board of Directors that this is a decision he has made over the last several months, and that he planned to formally make the announcement at the Company's annual general meeting in Toronto today.

"The Company has grown tremendously under Mr. Melnyk's leadership over the past 25 years," says Biovail Chief Executive Officer Dr. Douglas Squires. "Today, we have more than 1,500 employees developing and supporting new innovative products. In 2006, for the first time in history, our annual revenues exceeded $1 billion."

Mr. Melnyk was instrumental in growing the Company into one of the world's leading specialty pharmaceutical companies, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products, utilizing advanced drug-delivery technologies.

"Eugene's contribution to Biovail is immeasurable and we understand that this was not an easy decision," concluded Dr. Squires. "We fully respect and understand his desire to spend more time with his young family, and his desire to dedicate more time and energy to his contributions in education, childhood development, healthcare and sport."

Mr. Melnyk will be delivering a keynote speech at Biovail's Annual and Special Meeting of Shareholders this morning at 10 a.m. EDT in the Austin Gallery of the Dominion Club, 1 King Street W. in Toronto.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company's Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

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BIOVAIL CORPORATION
SIGNATURES
BIOVAIL ACKNOWLEDGES RECEIPT OF WELLS NOTICE
BIOVAIL ACKNOWLEDGES WELLS NOTICES RECEIVED BY COMPANY EXECUTIVES
BIOVAIL CHAIRMAN EUGENE MELNYK ANNOUNCES RETIREMENT Sets June 30, 2007 as Retirement Date — 20th Anniversary of Public Listing of Company; Melnyk to Deliver Keynote Speech at AGM Today